

ONE
TOGETHER

2022 ANNUAL REVIEW



ACNB
Corporation



ONE VISION



To be the independent
financial services provider of choice
in the core markets
served by building relationships
and finding solutions.





REPORT TO
SHAREHOLDERS

One Together. One Team. One Brand. At ACNB Corporation, the insurance agency subsidiary was rebranded in 2022 as ACNB Insurance Services, Inc. In December 2022, plans were announced for the banking subsidiary, ACNB Bank, to rebrand its Maryland banking divisions of NWSB Bank and FCB Bank in 2023. The goal of brand alignment is for ACNB Corporation and its subsidiaries to operate cohesively under one name and one brand to serve the financial needs of customers throughout the organization's footprint in southcentral Pennsylvania and central Maryland. ACNB Corporation, ACNB Bank and ACNB Insurance Services provide brand recognition and impact for customers, shareholders, and communities served alike.

2022 Record Financial Performance

Working together, ACNB Corporation reported another year of record earnings for 2022. Net income was $35,752,000, or $4.15 per common share, for the year ended December 31, 2022. In comparison to 2021, this was an increase of $7,918,000, or 28%. Net income for the year ended December 31, 2021 was $27,834,000, or $3.19 per common share. This record level of earnings was primarily the result of strong growth in net interest income as interest rates rose on assets and excess liquidity was deployed into higher-yielding assets during the year. The unanticipated interest rate hikes, in response to inflationary pressures, by the Federal Reserve in 2022 were unprecedented, but the driving force as the Corporation's assets, primarily in the form of loans, repriced more quickly than deposits and other liabilities. Coupled with asset growth in both loans and securities, the impact was positive for ACNB Corporation in 2022.

Reflecting this momentum in earnings as well as balance sheet enhancements, the Corporation's key ratios of return on average assets and return on average equity both advanced markedly from 2021 to 2022. Year over year, the return on average assets increased to 1.31% for 2022, compared to 1.03% for 2021. Return on average equity rose to 14.35% for 2022, compared to 10.52% for 2021. Both of these 2022 financial metrics exceed those for the Corporation's national and regional peer groups.

Shareholder Value

At ACNB Corporation, shareholder value is defined in terms of dividend growth and increased stock price. The first component of shareholder value is attributable to management's ability to enhance earnings resulting in higher dividends. The second is subject to the volatility of the stock market and underlying economic conditions; however, the Corporation's management strives to increase stock value by successfully executing on its strategic organic and inorganic growth plans related to customer base expansion, revenue enhancement, and operating efficiencies.

In 2022, the Corporation continued its long-standing commitment to shareholders with solid quarterly dividend payments as has been the standard for decades. The regular quarterly cash dividend was increased to $0.28 per common share in the fourth quarter of 2022, nearly an 8% rise compared to $0.26 per common share paid in the same quarter of 2021. On an aggregate basis, quarterly cash dividends paid to ACNB Corporation shareholders in 2022 totaled $9,117,000, or $1.06 per common share. Compared to the prior year, the Corporation paid $1.03 in total cash dividends per common share in 2021, which included a special dividend of $0.02 per common share paid on June 15, 2021.

To assist shareholders in increasing their investment in the Corporation, the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan offers registered shareholders the opportunity to purchase additional shares of the Corporation's common stock through the automatic reinvestment of cash dividends and voluntary cash payments on a quarterly basis. The benefit to the registered shareholders who elect to participate in the plan includes the convenience of the acquisition of additional shares of ACNB Corporation common stock, as well as the ability to do so without paying service fees or brokerage commissions. Since the plan's introduction in January 2011 through December 2022, more than 235,000 new shares of ACNB Corporation common stock have been issued to plan participants, as a result of both dividend reinvestment and voluntary cash purchases, further solidifying the Corporation's capital position.

ACNB Bank

ACNB Bank, the banking subsidiary, is the primary driver of revenues and profit at ACNB Corporation. This source of strength is founded upon a history of independence established more than 165 years ago, as well as the Bank's experienced business model of reinvesting depositors' dollars in loans to others in local communities. Today, ACNB Bank serves its marketplace with banking and wealth management services via a network of 26 community banking offices and three loan offices located in southcentral Pennsylvania and central Maryland.

On October 17, 2022, ACNB Bank opened its new full-service community banking office to serve the Upper Adams area of Adams County in the Bank's Pennsylvania market. This newly-constructed office at 3425 Biglerville Road, Biglerville, offers enhanced services and conveniences, as well as deploys new design concepts in the office lobby with the goal of streamlining and improving the customer experience. In conjunction with this new office investment of more than $2,000,000, the operations of three community banking offices were consolidated in this Pennsylvania geography in alignment with the Bank's branch optimization strategy and ongoing endeavors to enhance operational efficiencies and performance. Also as part of the Bank's branch optimization program, in December 2022, ACNB Bank closed and transferred operations for three additional community banking offices located in its Pennsylvania and Maryland markets.

Both loan growth and loan quality are fundamental to the Bank's safety and soundness. At the core of the banking business is the loan relationship. For ACNB Bank, the commercial loan portfolio has expanded significantly over the years and now comprises approximately 70% of the Bank's total loans. Helping local businesses grow their business is the focus of the Bank's new business development initiatives. However, the Bank offers more than loans with an array of deposit and electronic services to assist business customers in managing cash, paying suppliers, accepting payments, and protecting hard-earned dollars.

With alignment under one brand in 2023, ACNB Bank will be the name of all of the community banking offices throughout the Bank's markets in Pennsylvania and Maryland. The Maryland banking divisions of NWSB Bank in Carroll County and FCB Bank in Frederick County were a result of expansion opportunities via acquisitions closed in 2017 and 2020, respectively. Today, the priority is to eliminate customer confusion, especially for those who bank in multiple markets, and to unite as one team under one brand to serve customers more efficiently—as well as to create synergies throughout the organization.

Wealth Management

ACNB Bank's Wealth Management Division is composed of Trust & Investment Services staff and Wealth Advisors, with the goal of working in tandem to offer a full range of options for client investment planning and portfolios. Under the Bank's trust powers, traditional fiduciary, investment and related services are provided to clients. Via a third-party relationship, ACNB Bank offers retail brokerage services under the brand of ACNB Wealth Advisors.

In aggregate, with assets under management of $518,800,000 at December 31, 2022, the Wealth Management Division attained revenues from fiduciary, investment management and brokerage activities of $3,160,000 for the year ended December 31, 2022. In comparison to the prior year, the level of revenue is down slightly from $3,169,000 for the year ended December 31, 2021, due to the impacts of the economy and market volatility on asset values and transaction activity.

ACNB Insurance Services, Inc.

Effective January 1, 2022, the insurance agency subsidiary name was changed to ACNB Insurance Services, Inc. to reinforce the common ownership under ACNB Corporation and align the brands of the agency and ACNB Bank. Acquired by ACNB Corporation in 2005 and based in Westminster, Maryland, this subsidiary is a full-service insurance agency offering a broad range of property, casualty, health, life and disability insurance to both personal and commercial clients through licenses in 44 states. This strength and experience at the insurance subsidiary, in conjunction with the brand alignment, serves to reinforce the Corporation's position as a provider of financial services encompassing both banking and insurance.

On February 28, 2022, ACNB Insurance Services, Inc. completed the acquisition of the business and assets of Hockley & O'Donnell Insurance Agency, LLC, located in Gettysburg, Pennsylvania. The addition of this long-established agency compliments and enhances ACNB Corporation's growth strategy for both ACNB Insurance Services and ACNB Bank with the intent to leverage increased synergies and revenues across both the insurance and banking subsidiaries in the greater Adams County market.

Revenues from this subsidiary's commissions from insurance sales is the most significant source of noninterest income for ACNB Corporation. For the year of 2022, commissions from insurance sales totaled $8,307,000, up from $6,151,000 for the year of 2021. This significant increase of 35% is primarily attributable to the 2022 acquisition of the business and assets of Hockley & O'Donnell Insurance Agency, LLC.

ACNB Corporation and ACNB Bank Executive Management

Jason H. Weber joined ACNB Corporation and ACNB Bank on January 31, 2022, after selection as the successor for retiring ACNB Corporation and ACNB Bank Executive Vice President/Treasurer & Chief Financial Officer David W. Cathell. On June 1, 2022, he assumed the responsibilities of this position with management oversight of the Corporation's and Bank's treasury, accounting and financial reporting functions.

Brett D. Fulk joined ACNB Bank as Executive Vice President/Chief Strategy Officer on September 6, 2022. In this newly-created role, he is focused on strategic organic and inorganic growth initiatives with management responsibility for the Bank's Community Banking, Marketing and Corporate Relations functions.

Thomas R. Stone, ACNB Bank Executive Vice President/Chief Community Banking Officer, announced his plans to retire effective May 5, 2023, after 14 years of service with ACNB Bank and a 42-year career in the banking industry. Under his guidance, the Bank has successfully expanded its community banking footprint into the Chambersburg and York markets in Pennsylvania and the Carroll County and Frederick County markets in Maryland. We sincerely thank him for his dedication and service to ACNB Bank.

Tom N. Rasmussen, ACNB Bank Executive Vice President/ Maryland Market President, announced his plans to retire effective May 31, 2023, with the intent to continue to support the Bank in Carroll County, Maryland, as Community Ambassador. He joined ACNB Bank in 2017 upon the acquisition of New Windsor State Bank, of which he served as President & CEO for 16 years. His banking career spans 40 years with a focus on commercial lending and numerous milestones accomplished. It is this experience and his enthusiasm that has contributed to the Bank's solid position as a community bank in the Maryland market today. We are truly appreciative of his endeavors on behalf of ACNB Bank.

After 39 years of service to the organization and nearly 41 years in the industry, Executive Vice President Lynda L. Glass will retire from her positions with ACNB Corporation, ACNB Bank and ACNB Insurance Services, Inc. effective March 31, 2023. Her imprint on the Corporation and its subsidiaries is far reaching due to the evolution of the many roles that she has held throughout the organization since 1984. She also shared her time and talents as a leader in the local community over the years, including serving on the boards of directors of the Chamber of Gettysburg & Adams County as well as Main Street Gettysburg, Inc. As a volunteer in the industry during her career, she contributed to the endeavors of the PA Bankers Association, PA Bankers Services Corporation, American Bankers Association, and American Bankers Association Education Foundation. With the commitment of her professional life to ACNB Corporation, she has been steadfast in her leadership and instrumental in the Corporation's success and growth. We are indeed grateful for her insight and determination.

In Closing

There are many facets to the work at ACNB Corporation. It takes dedication by many, day in and day out, with all contributing to the final, interconnecting design of ACNB Corporation and subsidiaries. Now, with one brand and one team, we are one together with a renewed focus on one vision—to be the independent financial services provider of choice in the core markets served by building relationships and finding solutions. Thank you, as shareholders, for your continued investment in the vision and future of ACNB Corporation.

Sincerely,

Alan J. Stock
Chairman of the Board

James P. Helt
President & Chief Executive Officer





OUR
PROFILE

ACNB Corporation, headquartered in Gettysburg, PA, is the independent $2.5 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, and ACNB Insurance Services, Inc., Westminster, MD.

Originally founded in 1857, ACNB Bank serves its marketplace with banking and wealth management services, including trust and retail brokerage, via a network of 26 community banking offices and three loan offices located in the Pennsylvania counties of Adams, Cumberland, Franklin, Lancaster and York and the Maryland counties of Baltimore, Carroll and Frederick.

ACNB Insurance Services, Inc. is a full-service agency with licenses in 44 states. The agency offers a broad range of property, casualty, health, life and disability insurance serving personal and commercial clients through office locations in Westminster and Jarrettsville, MD, and Gettysburg, PA.

For more information regarding ACNB Corporation and its subsidiaries, please visit investor.acnb.com.

MARKET GEOGRAPHY

CUMBERLAND

LANCASTER

FRANKLIN

ADAMS

YORK

PENNSYLVANIA

CARROLL

MARYLAND

FREDERICK

BALTIMORE

HARFORD

LOCATIONS

☆ ACNB Corporation Operations Center

● ACNB Bank

■ ACNB Bank Loan Office

▲ ACNB Insurance Services, Inc.

Visit acnb.com and acnbinsurance.com for specific locations.







ONE MISSION

ACNB Corporation, the financial holding company for ACNB Bank and ACNB Insurance Services, Inc., strives to serve the financial and insurance needs of consumers, businesses and other entities through the multiple delivery channels of these subsidiaries. In all of its endeavors, the Corporation seeks to maintain its strength and independence as a leader in the markets served. Our management is dedicated to maximizing long-term investment value to its shareholders by means of:

Providing and marketing quality financial products and services designed to focus on the customer's objectives;

Ensuring a productive, encouraging and growth-oriented work environment for staff members;

Adopting and leveraging new technologies for the benefit of customer service, operational efficiencies, and/or competitive position;

Managing human and capital resources for the dual purpose of effectively serving and satisfying customers' needs and enhancing the organization's profitability; and,

Contributing to the economic vitality and overall well-being of the communities served by actively participating as a responsible and caring corporate citizen.

Fundamental to ACNB Corporation's performance is the commitment to integrity and compliance in business conduct, as well as the recognition that our business is one built upon relationships and trust.

. . .

FINANCIAL HIGHLIGHTS

FOR THE YEAR	2022	2021	2020
Net Interest Income	$83,425,000	$71,244,000	$73,068,000
Net Income	35,752,000	27,834,000	18,394,000*
Cash Dividends Paid	9,117,000	8,968,000	8,685,000

PER COMMON SHARE			
Basic Earnings	$ 4.15	$ 3.19	$ 2.13
Cash Dividends Paid	1.06	1.03	1.00
Book Value (Year-End)	28.78	31.35	29.62

AT YEAR-END			
Total Assets	$2,525,507,000	$2,786,987,000	$2,555,362,000
Total Loans	1,538,610,000	1,468,427,000	1,637,784,000
Total Deposits	2,198,975,000	2,426,389,000	2,185,525,000
Total Stockholders' Equity	245,042,000	272,114,000	257,972,000

KEY RATIOS			
Return on Average Assets	1.31%	1.03%	0.78%
Return on Average Equity	14.35%	10.52%	7.39%
Dividend Payout	25.50%	32.22%	47.22%
Average Stockholders' Equity to Average Assets	9.15%	9.81%	10.53%

* *Without the nonrecurring expenses incurred as a result of the acquisition and integration of Frederick County Bancorp, Inc., net of the corresponding tax impact at the marginal tax rate, in the amount of $4,639,000, ACNB Corporation's net income for the year ended December 31, 2020, would have been $23,033,000 (non-GAAP).*

FINANCIAL OVERVIEW

TOTAL ASSETS In Millions of Dollars



2018	2019	2020	2021	**2022**
$1,647.7	$1,720.3	$2,555.4	$2,787.0	**$2,525.5**

TOTAL DEPOSITS In Millions of Dollars



2018	2019	2020	2021	**2022**
$1,348.1	$1,412.3	$2,185.5	$2,426.4	**$2,199.0**

TOTAL LOANS In Millions of Dollars



2018	2019	2020	2021	**2022**
$1,302.5	$1,272.6	$1,637.8	$1,468.4	**$1,538.6**

TOTAL STOCKHOLDERS' EQUITY In Millions of Dollars



2018	2019	2020	2021	**2022**
$168.1	$189.5	$258.0	$272.1	**$245.0**

NET INCOME In Millions of Dollars



2018	2019	2020	2021	**2022**
$21.7	$23.7	$18.4/$23.0*	$27.8	**$35.8**

BOOK VALUE PER SHARE In Dollars



2018	2019	2020	2021	**2022**
$23.86	$26.77	$29.62	$31.35	**$28.78**

CONSOLIDATED STATEMENTS OF CONDITION

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

	DECEMBER 31	
ASSETS	2022	2021
Cash and due from banks	$ 40,067	$ 14,912
Interest bearing deposits with banks	128,094	695,219
Total Cash and Cash Equivalents	168,161	710,131
Equity securities with readily determinable fair values	1,719	2,609
Debt securities available for sale	553,554	437,098
Securities held to maturity (fair value $58,078 in 2022 and $6,652 in 2021)	64,977	6,454
Loans held for sale	123	2,193
Loans, net of allowance for loan losses ($17,861 in 2022 and $19,033 in 2021)	1,520,749	1,449,394
Assets held for sale	3,393	1,093
Premises and equipment	27,053	30,980
Right of use assets	3,162	3,270
Restricted investment in bank stocks	1,629	2,303
Investment in bank-owned life insurance	77,993	64,261
Investments in low-income housing partnerships	1,129	1,254
Goodwill	44,185	42,108
Intangible assets	10,332	6,101
Foreclosed assets held for resale	474	—
Other assets	46,874	27,738
Total Assets	**$ 2,525,507**	**$ 2,786,987**
LIABILITIES		
Deposits		
Non-interest bearing	$ 595,049	$ 623,360
Interest bearing	1,603,926	1,803,029
Total Deposits	2,198,975	2,426,389
Short-term borrowings	41,954	35,202
Long-term borrowings	21,000	34,700
Lease liabilities	3,162	3,270
Other liabilities	15,374	15,312
Total Liabilities	**2,280,465**	**2,514,873**
STOCKHOLDERS' EQUITY		
Preferred stock ($2.50 par value; 20,000,000 shares authorized; no shares outstanding)	—	—
Common stock ($2.50 par value; 20,000,000 shares authorized; 8,838,720 and 8,795,877 shares issued in 2022 and 2021, respectively; 8,515,120 and 8,679,206 shares outstanding in 2022 and 2021, respectively)	22,086	21,978
Treasury stock, at cost (323,600 and 116,671 shares in 2022 and 2021, respectively)	(8,927)	(2,245)
Additional paid-in capital	96,022	94,688
Retained earnings	193,873	167,238
Accumulated other comprehensive loss	(58,012)	(9,545)
Total Stockholders' Equity	**245,042**	**272,114**
Total Liabilities and Stockholders' Equity	**$ 2,525,507**	**$ 2,786,987**

See the consolidated financial statements and accompanying notes presented in the Corporation's Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

	YEARS ENDED DECEMBER 31	
INTEREST INCOME	**2022**	2021
Loans, including fees	$ 70,246	$ 71,186
Securities		
Taxable	9,799	5,423
Tax-exempt	1,144	543
Dividends	104	230
Other	5,756	777
Total Interest Income	87,049	78,159
INTEREST EXPENSE		
Deposits	2,561	5,012
Short-term borrowings	77	39
Long-term borrowings	986	1,864
Total Interest Expense	3,624	6,915
Net Interest Income	83,425	71,244
Provision For Loan Losses	—	50
Net Interest Income After Provision For Loan Losses	83,425	71,194
OTHER INCOME		
Commissions from insurance sales	8,307	6,151
Service charges on deposit accounts	4,066	3,510
Income from fiduciary, investment management and brokerage activities	3,160	3,169
Income from mortgage loans held for sale	487	3,393
Earnings on investment in bank-owned life insurance	1,532	1,408
Gain on life insurance proceeds	—	101
Net losses on sales or calls of securities	(234)	—
Net gains on sales of low-income housing partnerships	421	—
Net (losses) gains on equity securities	(298)	439
Service charges on ATM and debit card transactions	3,322	3,387
Other	1,044	1,218
Total Other Income	21,807	22,776
OTHER EXPENSES		
Salaries and employee benefits	35,979	36,816
Net occupancy	4,076	4,114
Equipment	6,612	6,175
Other tax	1,632	1,572
Professional services	2,086	1,304
Supplies and postage	823	718
Marketing and corporate relations	299	287
FDIC and regulatory	1,128	960
Intangible assets amortization	1,492	1,164
Other operating expenses	6,154	5,841
Total Other Expenses	60,281	58,951
Income Before Income Taxes	44,951	35,019
Provision For Income Taxes	9,199	7,185
Net Income	$ 35,752	$ 27,834
PER SHARE DATA		
Basic earnings	$4.15	$3.19
Cash dividends paid	$1.06	$1.03

BOARDS OF DIRECTORS

ACNB Corporation and ACNB Bank

Alan J. Stock
Retired Owner & President
Eicholtz Company
Chairman of the Board
ACNB Corporation and ACNB Bank

Todd L. Herring
Market Director
Pivot Health Solutions
Vice Chairman of the Board
ACNB Corporation and ACNB Bank

Kimberly S. Chaney
Owner
Kimberly S. Chaney, CPA LLC

Frank Elsner, III
Owner & Managing Director
ODT Global, LLC

James P. Helt
President & Chief Executive Officer
ACNB Corporation and ACNB Bank

Scott L. Kelley, Esquire
Partner
Barley Snyder LLP

James J. Lott
President
Bonnie Brae Fruit Farms, Inc.

Donna M. Newell
President & Chief Executive Officer
NTM Engineering, Inc.

Daniel W. Potts
Consultant
Deloitte Consulting

D. Arthur Seibel, Jr.
Retired Chief Operating Officer
Springdale Preparatory School

ACNB Insurance Services, Inc.

James P. Helt
Chairman of the Board

Frank Elsner, III
Vice Chairman of the Board

Lynda L. Glass
Scott L. Kelley, Esquire

Daniel W. Potts
Alan J. Stock

OFFICERS

ACNB Corporation

James P. Helt
President & Chief Executive Officer

Lynda L. Glass
Executive Vice President/Secretary
& Chief Governance Officer

Jason H. Weber
Executive Vice President/Treasurer
& Chief Financial Officer

ACNB Insurance Services, Inc.

Mark A. Westcott
President & Chief Executive Officer

Lynda L. Glass
Vice President & Secretary

Jason H. Weber
Vice President & Treasurer

Lynn M. Bennett
Vice President/Accounting

Justin C. Hockley
Vice President/Operations

Sharon H. Shaffer
Vice President/Personal
Risk Management

Lori S. Sullivan
Vice President/Commercial
Risk Management

OFFICERS

ACNB Bank

Executive & Senior Management

James P. Helt
President & Chief Executive Officer

Brett D. Fulk
Executive Vice President/
Chief Strategy Officer

Lynda L. Glass
Executive Vice President/
Secretary and Chief Risk &
Governance Officer

Laurie A. Laub
Executive Vice President/
Chief Credit & Operations Officer

Tom N. Rasmussen
Executive Vice President/
Maryland Market President

Douglas A. Seibel
Executive Vice President/
Chief Lending & Revenue Officer

Thomas R. Stone
Executive Vice President/
Chief Community Banking Officer

Jason H. Weber
Executive Vice President/
Treasurer & Chief Financial Officer

Mark P. Bernier
Senior Vice President/
Wealth Management Officer

Emily E. Berwager
Senior Vice President/
Human Resources Manager

Kathy S. Hansel
Senior Vice President/
Principal Accounting Officer
& Controller

Scott E. Hartlaub
Senior Vice President/
Technology Services Manager

Kevin J. Hayes
Senior Vice President/
General Counsel

Andrew P. Heck
Senior Vice President/
Regional Commercial
Lending Manager

Michael J. Johnson
Senior Vice President/
Regional Commercial
Lending Manager

Laura L. McCusker
Senior Vice President/
Community Banking Officer

Lisa A. Monthley
Senior Vice President/
Regional Sales Manager

Adnan Pasic
Senior Vice President/
Regional Commercial
Lending Manager

Michelle N. Paulnock
Senior Vice President/
Information Systems Manager

Gary W. Rappoldt
Senior Vice President/
Regional Commercial
Lending Manager

Arthur L. Rathell, III
Senior Vice President/
Residential Mortgage Manager

Jeffrey A. Schleicher
Senior Vice President/
Principal Treasury Officer

Lauren L. Shutt
Senior Vice President/
Risk Manager

Wayne A. Steinour
Senior Vice President/
Agribusiness Lending Manager

Merle J. Zehr
Senior Vice President/
Regional Commercial
Lending Manager

First Vice Presidents

Karen B. Arthur

Barry C. Dillman

Dennis R. Hollinger

Justin H. Peterman

Vice Presidents

Mark J. Aswall	Carolyn M. Dull	Julie A. Marshall	Christine R. Settle
Daniel K. Baer	Tiffany M. Faust	Lauren E. McMullen	Thomas M. Slover
Timothy A. Berwager	Heather N. Gormont	Leslie R. Metzger	Kristen R. Snow
Duane E. Bock	Christopher D. Grimm	Celeste M. Miller	Anthony A. Spangler
Dawn M. Bornman	Vickie L. Hoffheins	Robin L. Murray	Albert W. van Olden
Sarah E. Brechbuehl	Thomas A. Holmes	Lauren J. Muzzy	Kathleen P. Wagner
Michael S. Burrier	Grant J. Holub	Daniel M. Nail	Stephen R. Wientge
Cara Lynn Clabaugh	John D. Husser	Timothy H. Owings	Rhonda L. Winterstein
Kevin L. Cook	Frank E. Koser II	Philip D. Redline	Christina D. Ziser
Lori C. Cromwell	Nathan E. Lightner	Linda S. Roth	
Houston T. Darling	Nicholas C. Litrenta	Patrick O. Sease	

Assistant Vice Presidents

Danielle L. Barto	Sheila J. Fleischer	Lisa M. Miller	James. L. Sylvester
Tonya A. Boczek	Andrea D. Foore	Stanley E. Miller	Cody D. Teitman
Amber R. Bowers	Jacqueline A. Grasley	Barbara A. Morrison-Ritenour	Timothy W. Utz
Brianna M. Buckley	Ginny L. Huntsberry	Brian M. Neely	Gerald L. Waytashek
Kacie N. Dillman	Holly A. Keffer	Zachary K. Pretty	Steven M. Williams
Kellie J. Doherty	Douglas R. Lindsay	Susan M. Saylor	Gabriel S. Zepp
Corey V. Dorsey	Joey L. Martin	Taylor D. Stetson	
Stephanie N. Fitch	Sylvia E. Mason	Ruby L. Sullivan	

SHAREHOLDER INFORMATION

2023 Annual Meeting

The Annual Meeting of Shareholders for ACNB Corporation will be held on Tuesday, May 2, at 1:00 p.m. at the ACNB Corporation Operations Center, 100 V-Twin Drive, Gettysburg, PA. All proxy and other materials for the Annual Meeting are available at investor.acnb.com.

Stock Listing

ACNB Corporation common stock is listed and traded on The Nasdaq Stock Market LLC under the symbol ACNB.

Annual Report on Form 10-K

A copy of ACNB Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained, without charge, by contacting:

Investor Relations
ACNB Corporation
P.O. Box 3129
Gettysburg, PA 17325
717.339.5161
investor.relations@acnb.com

The Annual Report and other Corporation reports are also filed electronically with the Securities and Exchange Commission and are accessible by the public at sec.gov/edgar.

Transfer Agent, Registrar and Dividend Disbursing Agent

Continental Stock Transfer & Trust Company
1 State Street/30th Floor
New York, NY 10004-1561
continentalstock.com

For shareholder inquiries or information regarding the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan, call Continental toll free at 1.800.509.5586.

CONTACT INFORMATION

ACNB Bank

acnb.com

Customer Contact Center
Toll Free 1.888.334.ACNB (2262)

24-Hour Telephone Banking Line
Toll Free 1.888.338.ACNB (2262)

ACNB Insurance Services, Inc.

acnbinsurance.com

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Forward-Looking Statements

In addition to historical information, this document may contain forward-looking statements. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure, and other financial terms, (b) statements of plans and objectives of Management or the Board of Directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy. Forward-looking statements are subject to certain risks and uncertainties such as national, regional and local economic conditions, competitive factors, and regulatory limitations. Actual results may differ materially from those projected in the forward-looking statements. Such risks, uncertainties, and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: short-term and long-term effects of inflation and rising costs on the Corporation, customers and economy; effects of governmental and fiscal policies, as well as legislative and regulatory changes; effects of new laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and their application with which the Corporation and its subsidiaries must comply; impacts of the capital and liquidity requirements of the Basel III standards; effects of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; ineffectiveness of the business strategy due to changes in current or future market conditions; future actions or inactions of the United States government, including the effects of short-term and long-term federal budget and tax negotiations and a failure to increase the government debt limit or a prolonged shutdown of the federal government; effects of economic conditions particularly with regard to the negative impact of lingering effects of Coronavirus Disease 2019 (COVID-19) and any other pandemic, epidemic or health-related crisis and the responses thereto on the operations of the Corporation and current customers, specifically the effect of the economy on loan customers' ability to repay loans; effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; inflation, securities market and monetary fluctuations; risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest rate protection agreements, as well as interest rate risks; difficulties in acquisitions and integrating and operating acquired business operations, including information technology difficulties; challenges in establishing and maintaining operations in new markets; effects of technology changes; effects of general economic conditions and more specifically in the Corporation's market areas; failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; acts of war or terrorism or geopolitical instability; disruption of credit and equity markets; ability to manage current levels of impaired assets; loss of certain key officers; ability to maintain the value and image of the Corporation's brand and protect the Corporation's intellectual property rights; continued relationships with major customers; and, potential impacts to the Corporation from continually evolving cybersecurity and other technological risks and attacks, including additional costs, reputational damage, regulatory penalties, and financial losses. We caution readers not to place undue reliance on these forward-looking statements. They only reflect Management's analysis as of this date. The Corporation does not revise or update these forward-looking statements to reflect events or changed circumstances. Please carefully review the risk factors described in other documents the Corporation files from time to time with the SEC, including the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Please also carefully review any Current Reports on Form 8-K filed by the Corporation with the SEC.



OUR
CORE VALUES

We believe the success of this company is
the responsibility of every employee.

We treat everyone with dignity and respect.

We tell the truth and keep our promises.

We encourage creative thinking and
alternative solutions.

We recognize communication and teamwork
are essential to building relationships.

We embrace change as an opportunity and
see every challenge as a chance to make
a difference.

We take ownership of every opportunity to
satisfy our customers and our coworkers.

• • •

We work hard to exceed expectations,
fulfill our mission, and live our values.

Positive. Professional. Proud.

ACNB.COM